May 26, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:Mr. David Gessert

Re:County Bancorp, Inc.

Request for Acceleration of Effectiveness of Form S-3

SEC File No. 333-218100 (“Registration Statement”)

Dear Mr. Gessert:

On behalf of County Bancorp, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will be declared effective at 3:00 p.m. (Washington, D.C. time) or as soon as practicable thereafter on Wednesday, May 31, 2017.

The staff should feel free to contact Robert Fleetwood of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-7329 with any questions or comments.

Very truly yours,

County Bancorp, Inc.

/s/ Mark A. Miller

Mark A. Miller

Secretary